Exhibit 99.1

BONSO ELECTRONICS REPORTS HALF YEAR RESULTS

HONG KONG, January 16, 2009 /Globe Newswire/ -- Bonso Electronics International, Inc (NASDAQ: BNSO) a designer and manufacturer of sensor based and communications products, today announced financial results for the six month period ended September 30, 2008.

The company reported that net sales for the six-month period ended September 30, 2008, decreased by 15.5% to $30,100,000 as compared to $35,607,000 during the same period last year. Net income increased by 132.9% to $444,000 or $0.08 per share (diluted) as compared to a loss of $1,350,000 or $0.24 per share (diluted) during the same period last year.

Mr. Anthony So, Chairman and Chief Executive Officer of Bonso, stated, "Because of rising labor and material costs, we have intentionally given up orders of telecommunication products with low profit margins. As a result, although revenue decreased, our profit increased. With the implementation of our cost savings plan, the gross profit margin has increased to 19.2%, compared to 12.4% during the same period last year."

Mr. So further stated, "Our focus for the second half of our fiscal year is on our core business with existing customers, exploring new potential markets, and disposing of our unprofitable subsidiaries. Also, we believe our shares are undervalued, and we will purchase our shares in the market. With the turnaround in the first half of the year, we have strengthened our Balance Sheet with the cash position at the end of the second quarter of $11.7 million, or approximately $2.11 per share."

Mr. So also stated, "I am pleased to report that we completed the sale of our 51% owned Canadian subsidiary effective as of November 1, 2008, and we are in the process of trying to sell our German subsidiary, in order to minimize loss. The sale of the Canadian subsidiary is not expected to result in any financial statement gain or loss to the Company, and we believe that it will have a positive impact upon our future operations."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.


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This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially. The Company assumes no obligation to update the information included this Form 6-K.


For more information please contact:

Albert So
Financial Controller
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics